SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB-A3


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

        PURSUANT TO SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934



                               THOR VENTURES CORP.



  Florida                                                             98-0211356
(Jurisdiction  of  Incorporation)        (I.R.S.  Employer  Identification  No.)


1177  West  Hastings,  Suite 1818, Vancouver British Columbia Canada     V6E 2K3
(Address of principal executive offices)                              (Zip Code)


Registrant's  telephone  number,  including  area  code:         (604)  602-1717




The  following  Securities are to be registered pursuant to Section 12(g) of the
Act:


                       CLASS-A COMMON VOTING EQUITY STOCK

                                    5,917,000

                                 April 17, 2000


    The EXHIBIT INDEX is located at page 36 - of this Registration Statement

                                     PART I
                               Item 1. Business:

                          UNNUMBERED ITEM: INTRODUCTION


     This registration statement is voluntarily filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, in order to comply with the requirements of National Association of Securities Dealers for continued quotation on the Over the Counter Bulletin Board, often called "OTCBB". Our common stock is presently quoted on the OTCBB. The requirements of the OTCBB are that the financial statements and information about we be reported periodically to the Commission and be and become information that the public can access easily. We wish to report and provide disclosure voluntarily, and will file periodic reports in the event that our obligation to file such reports is suspended under the Exchange Act.

     We may be the subject of a "Reverse Acquisition". A reverse acquisition is the acquisition of a private ("Target") company by a public company, by which the private company's shareholders acquire control of the public company. While no negotiations are in progress, and no potential targets have been identified, our business plan is to find such a target or targets, and attempt to acquire them for stock. While no such arrangements or plans have been adopted or are presently under consideration, it would be expected that a reverse acquisition of a target company or business would be associated with some private placements and/or limited offerings of common stock for cash. Such placements, or offerings, if and when made or extended, would be made with disclosure and reliance on the businesses and assets to be acquired, and not upon our present condition. In the event of any proposed acquisition or combination, shareholders will be asked to vote, at a meeting of shareholders, which will be called and held at that time.

     Our auditors have expressed the following in the Independent Auditor Report for the financial statements of December 31, 1999: "The accompanying financial statements have been prepared assuming that Thor Ventures Corp. will continue as a going concern. As discussed in Note 2 to the financial statements, unless the Company attains future profitable operations and/or obtains additional financing, there is substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are discussed in
Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty."

                        ITEM 1.  DESCRIPTION OF BUSINESS.


 (A)  BUSINESS  DEVELOPMENT.

      (1) FORM AND YEAR OF ORGANIZATION. Thor Ventures Corp. was incorporated in Florida on September 12, 1989. This 1934 Act registering company ("the Registrant") will be commonly referred to as "We", "Us" and "Our", in normal English.

     Initially, we were founded and organized by Stanley Finberg. No shares were issued before August 2, 1991. On that date Mr. Finberg resigned, without interest in our company, first appointing Eric P. Littman, of the law offices of Berley and Littman, as Sole Remaining Officer and Director. On that date, we issued our founders shares.

     FOUNDERS SHARES: On August 2, 1991, we issued 1,000,000 shares of common stock pursuant to section 4(2) of the Securities Act of 1933 for services valued at $1,000. 950,000 of these shares were issued to the company's President and sole Director, Eric P. Littman, and 25,000 of these shares were issued to his wife, Jayne Littman. These 975,000 shares were affiliate restricted. 25,000 shares in the initial issuance were issued to 25 non-affiliated investors.

     FURTHER ISSUANCES: On April 29, 1998, we issued 3,525,000 shares of our $0.01 par value common stock at a price of $0.25 per share for an assignment of receivables in the amount of $856,250 and for cash in the amount of $25,000, pursuant to Regulation D, Rule 504, promulgated by the Commission pursuant to section  3(b)  of  the  1933  Act.

     On March 26, 1999, we issued 1,180,000 shares of our $0.01 par value common stock at a price of $0.10 per share to various shareholders for cash in the amount of $118,000, also pursuant to Rule 504.

     On May 31, 1999, we issued 4,000,000 restricted common shares in exchange for all of the issued and outstanding shares of IWT Pharma Corp. and 100,000 shares as a finder's fee to Canaccord Securities. In November, 1999, this transaction was cancelled and the 4,100,000 shares were returned to us and cancelled.

     On September 14, 1999, we issued 73,000 shares of our $0.01 par value common stock at a deemed value of $73,000 to settle a portion of their accounts payable.

     On October 28, 1999, we issued 139,000 shares of our common stock to a single sophisticated investor pursuant to Regulation D, Rule 506 in a private placement for $139,000.

     As a result of the foregoing, on this date we had 5,917,000 shares issued and outstanding, among approximately 35 shareholders. Our transfer agent reports that 408,500 shares are presently unrestricted, and 1,112,000 shares are presently restricted securities.

Issuance:
Reference Number     Original
Exemption            Issuances
1- Section 4(2)      1,000,000
 2-Rule 504          3,525,000
 3-Rule 504          1,180,000
4-Rule Section 4(2)  4,100,000
5-Cancellation       4,100,000
6-Section 4(2)          73,000
7-Section 4(2)         139,000
Totals               5,917,000
===================  =========


     PREVIOUS ASSETS: During 1998, we purchased from Stamford Industries Inc. (an unrelated company) 5,905,205 common shares of Job Industries Ltd. (also an unrelated company), 1,880,000 purchase warrants of Job, and a license agreement of Job's for $1,738,803. In consideration for this investment, we purchased Stamford's debt to four creditors in the amount of $856,250, and we issued a promissory note to Stamford in the amount of $882,533. The note bears interest at 9% per annum and was payable on June 30, 1999. Our investment of 3,434,156 shares was pledged as collateral. We also exercised 650,000 of the share purchase warrants at a price of $0.17 per share. The remaining 1,230,000 share purchase warrants expired during the year. This information is for historical purposes only. We acquired the shares for investment purposes and all of these shares have since been sold to cover debts in connection with this transaction. The results of certain settlements of these assets and obligations has occurred and is disclosed as follows: (1) Thor paid (Cnd) $75,000.00 to Stamford; (2) On that same day Thor sold the 6,555,250 shares of Job to a reported shareholder of Job, Kyrgyzstan Gold Corporation (Ontario) for (Cnd) $25,000.00, which sum was paid over to Stamford. Immediately following these transactions the Thor-Job-Stamford investment was settled and of no further effect.

     To date we have not succeeded in launching a successful operation. As a result we will be engaged in a search for a profitable business opportunity, by acquisition or combination, when and if our 1934 act registration is effective in proper form, and our status on the OTCBB is secured.

      As a practical matter, we are required to register our common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, and to pursue continued acceptance for quotation on the OTCBB if we are have any chance to compete with other issuers or registrants, for business combinations by reverse acquisition. There are no lock-up or shareholder pooling agreements between or among our shareholders. All shares are owned and controlled independently by the persons to whom they are issued. We have no Internet address.

      (2) BANKRUPTCY, RECEIVERSHIP OR SIMILAR PROCEEDING. None from inception to date.

 (B) BUSINESS OF THE ISSUER. We have no current business. Our business plan is to seek one or more profitable business combinations or acquisitions to secure profitability for shareholders. We have no day to day operations at the present time. Our officers and directors devote only insubstantial time and attention to our affairs at the present time, for the reason that only such attention is presently required. Management has adopted a conservative and patient policy of seeking opportunities of exceptional quality, in management's view, and to accept that we may have to wait longer, as a result, before consummating any transactions to create profitability for our shareholders. For continued quotation on the OTC Bulletin Board on or after April of 2000, Management has determined that it must so qualify us by this 1934 Act Registration of our common stock, as a class, pursuant to Section 12(g) of the Securities Act of 1934, before we can present ourself as a viable competitor in the reverse acquisition arena.

     LIMITED SCOPE AND NUMBER OF POSSIBLE ACQUISITIONS: We do not intend to restrict our consideration to any particular business or industry segment, and we may consider, among others, finance, brokerage, insurance, transportation, communications, research and development, service, natural resources, manufacturing or high-technology. Of course, because of our limited resources, the scope and number of suitable candidate business ventures available will be limited accordingly, and most likely we will not be able to participate in more than a single business venture. Accordingly, it is anticipated that we will not be able to diversify, but may be limited to one merger or acquisition because of limited financing. This lack of diversification will not permit us to offset potential losses from one business opportunity against profits from another. To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other firm's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific firm may not necessarily be indicative of the potential for the future because of the necessity to substantially shift a marketing approach, expand operations, change product emphasis, change or substantially augment management, or make other changes. We will be dependent upon the management of a business opportunity to identify such problems and to implement, or be primarily responsible for the implementation of, required changes. Because we may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, it should be emphasized that we may incur further risk due to the failure of the target's management to have proven its abilities or effectiveness, or the failure to establish a market for the target's products or services, or the failure to prove or predict profitability.

     SEARCH DEFERRED. We have no plans to pursue our business plan before securing our quotability on the OTCBB. It is foreseeable that we might begin to search in the first half of 2000, and may or may not find a target within the next twelve months. We have no plans to conduct an active search by advertising or extensive travelling. We would expect to issue a press release advising the public when and if our 1934 Act Registration is effective, and clear of comments, and our status on the OTCBB secure and compliant.

     PROBABLE INDUSTRY SEGMENTS FOR ACQUISITION. While we do not intend to rule out our consideration to any particular business or industry segment, Management has determined to focus our principal interest in evaluating development stage companies in the electronic commerce, high-technology, communication technologies, information services and internet industry segments. It is nevertheless possible that an outstanding opportunity may develop in other industry segments, such as finance, brokerage, insurance, transportation, communications, research and development, service, natural resources, manufacturing or other high-technology areas.

     REPORTING UNDER THE 1934 ACT. Following the effectiveness, in proper form, of this 1934 Act Registration of our common stock, certain periodic reporting requirements will be applicable. First and foremost, a 1934 Registrant is required to file an Annual Report on Form 10-K or 10-KSB, 90 days following the end of its fiscal year. The key element of such annual filing is Audited Financial Statement prepared in accordance with standards established by the Commission. A 1934 Act Registrant also reports on the share ownership of affiliates and 5% owners, initially, currently and annually. In addition to the annual reporting, a Registrant is required to file quarterly reports on Form 10-Q or 10-QSB, containing audited or un-audited financial statements, and reporting other material events. Some events are deemed material enough to require the filing of a Current Report on Form 8-K. Any events may be reported currently, but some events, like changes or disagreements with auditors, resignation of directors, major acquisitions and other changes require aggressive current reporting. All reports are filed and become public information. The practical effects of the foregoing requirements on the criteria for selection of a target company are two-fold: first, the target must have audited or auditable financial statements, and the target must complete an audit for filing promptly upon the consummation of any acquisition; and, second, that the target management must be ready, willing and able to carry forth those reporting requirements or face de-listing from the OTCBB, if listed, and delinquency and possible liability for failure to report.

     TRANSACTIONS WITH MANAGEMENT. There is no present or foreseeable potential that we will acquire a target business or company in which its present management or principal shareholder, or affiliates, have an ownership interest. Consideration has been given to corporate policy in this regard, and it has been determined not to permit any transaction in other than an arm's length acquisition of business assets owned and controlled by unrelated third party interests. The basis for this policy is two fold: first, that related party transactions are unnecessary in the judgment of management and involve risks not necessary to invite; and second that related party transactions do not offer the potential profitability for shareholders, that management believes exists presently in the market place for public issuers amenable to reverse merger transactions. These policies of Management have not been the subject of any formal adoption by shareholders or the Board of Directors and represent Management's stated intentions. Since November 16, 1999, Ms. Coccaro has served as Secretary (not a Director) of Healthbridge, Inc. (OTCBB-HLBR) and President and Director of Net Master Consultants, Inc., both unrelated to us. There is no possibility of any transactions between us and any other entity of which Ms. Coccaro serves as an Officer or Director.

     FINDERS FEE FOR MANAGEMENT. No finder's fees will be payable to Management in connection with any forseeable reverse acquisition. No finders fees, commissions or other bonuses to Management, Shareholders, or affiliates, for securing or in connection with any acquisition, will be paid or payable, as a matter of both current economic conditions and corporate policy. Management has determined that in its view of the current market for such transactions, such fees or bonuses are not justifiable.

     CONSULTANTS. We have no consultants, other than our sole officer/director. Although Ms. Coccaro is our management, she describes herself as a consultant retained to serve as management in the search for a profitable business combination.

     LOAN FINANCING NOT ANTICIPATED. There are no foreseeable circumstances under which loan financing will be sought or needed during our present development stage.

     DEPENDENCE ON MANAGEMENT. We are required to rely on Management's skill, experience and judgement, both in regard to extreme selectivity, and in any final decision to pursue any particular business venture, as well as the form of any business combination, should agreement be reached at some point to acquire or combine. Please see Item 2 of this Part, Management's Discussion and Analysis or Plan of Operation, and also Item 7 of this Part, Certain Relationships and Related Transactions.

      (1)  PRINCIPAL  PRODUCTS  OR  SERVICES  AND  THEIR  MARKETS.  None.

      (2)  DISTRIBUTION  METHODS  OF  THE  PRODUCTS  OR  SERVICES.  None.

      (3)  STATUS  OF  ANY  PUBLICLY  ANNOUNCED  NEW  PRODUCT  OR SERVICE. None.

      (4) COMPETITIVE BUSINESS CONDITIONS AND THE SMALL BUSINESS ISSUER'S COMPETITIVE POSITION IN THE INDUSTRY. Other better capitalized firms are engaged in the search for acquisitions or business combinations which firms may be able to offer more and may be more attractive to acquisition candidates. We became a candidate for reverse acquisition transactions only this past October. There is no compelling reason why we should be preferred over other reverse-acquisition public corporation candidates. We have no significant pool of cash we can offer and no capital formation incentive for our selection. We have a limited shareholder base insufficient for acquisition targets wishing to proceed for application to NASDAQ. In comparison to other "public shell companies" we are unimpressive, in the judgment of management, and totally lacking in unique features which would make it more attractive or competitive than other "public shell companies". While management believes that the competition of other "public shell companies" is intense and growing, we have no basis on which to quantify our impression. We are not presently engaged in an active search to find a business partner, and we have resolved to allow such time as may be required to find an opportunity of superior value and potential. Notwithstanding the confidence of management in its knowledge, and skill there can be no assurance that we will prove competitively attractive to the kinds of transactions we might seek. Please See Item 2 of this part, Management's Discussion and Analysis, for more information and disclosure.

      (5) SOURCES OF AND AVAILABILITY OF RAW MATERIALS AND THE NAMES OF PRINCIPAL SUPPLIERS. Not Applicable.

      (6)  DEPENDENCE  ON  ONE  OR  A  FEW  MAJOR  CUSTOMERS.  Not  Applicable.

      (7) PATENTS, TRADEMARKS, LICENSES, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS OR LABOR CONTRACTS. None.

      (8) NEED FOR ANY GOVERNMENT APPROVAL OF PRINCIPAL PRODUCTS OR SERVICES AND STATUS. Not Applicable.

      (9) EFFECT OF EXISTING OR PROBABLE GOVERNMENTAL REGULATIONS ON THE BUSINESS. Not Applicable. However, we would expect to maintain our corporate status with the State of our incorporation, and would file our tax returns and reports required to be filed with the Commission. We wish to report and provide disclosure voluntarily, and will file periodic reports in the event that our obligation to file such reports is suspended under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, we will be eligible for continued quotation on the OTCBB for the purchase and sale of the shares of our common stock in brokerage transactions. In connection with such continuation on the OTCBB, we would expect to comply with NASD regulations, to the extent that any such regulations are applicable to the conduct of our affairs.

      (10) ESTIMATE OF AMOUNT SPENT ON RESEARCH AND DEVELOPMENT IN EACH OF LAST TWO YEARS. None.

      (11)  COSTS  AND  EFFECTS  OF  COMPLIANCE  WITH  ENVIRONMENTAL  LAWS.  Not
Applicable

      (12) NUMBER OF TOTAL EMPLOYEES AND FULL-TIME EMPLOYEES. None. We have one officer who serves for compensation.

      (13) YEAR 2000 COMPLIANCE, EFFECT ON CUSTOMERS AND SUPPLIERS. None. We have no computers or digital equipment of our own, nor suppliers or customers. Accordingly, we have determined that we faced or will face no year 2000 compliance  related  issues  other  than  those shared by the public in general.
ITEM  2.  MD&A  SB  303


     ITEM  2.  MANAGEMENTS  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION.


 (A) PLAN OF OPERATION. We have no current business. Ours business plan is to seek one or more profitable business combinations or acquisitions to secure profitability for shareholders. We have no plans to pursue our business plan before perfecting quotability on the OTCBB. It is foreseeable that we might begin to search in the second half of 2000, and may or may not find a target within the next twelve months. We would expect to issue a press release advising the public when and if our 1934 Act Registration is effective, and clear of comments, and our status on the OTCBB secure and compliant.

      (1) PLAN OF OPERATION FOR THE NEXT TWELVE MONTHS. We would expect to issue a press release advising the public when and if our 1934 Act Registration is effective, and clear of comments, and our status on the OTCBB secure and compliant. If and when that is accomplished, and if and when a target for acquisition is identified, it is likely that management might travel in connection with such a candidate it intends to select and with which it intends to enter into a committed relationship.

           (I) CASH REQUIREMENTS AND OF NEED FOR ADDITIONAL FUNDS, TWELVE MONTHS. We have no immediate or forseeable need for additional funding, from sources outside of our circle of shareholders, during the next twelve months. The expenses of our audit, legal and professional requirements, including expenses in connection with this 1934 Act Registration of our common stock, have been and continue to be advanced by our management. No significant cash or funds are required for our Management to evaluate possible transactions. Management believes that it will not be necessary for management to engage in costly search procedures.

               In the event, consistent with the expectation of management, that no combination is made within the next twelve months, we may be forced to deal with minimal costs involved in maintenance of corporate franchise and filing reports as may be required, when and if this 1934 Act registration is effective and clear of comments. Should this become necessary, the maximum amount of such advances is estimated not to exceed $20,000. These expenses would involve legal and auditing expenses. It is possible that any advances by Management may be settled by compensation in common stock. Should further auditing be required, such services by the Independent Auditor may not be the subject of deferred compensation.

               We have no other sources of interim maintenance funding, by Management, except for the possibility existing shareholders may elect to invest or advance further. We are unable to raise funds by issuance of stock, absent any assets or current business. We are unable to obtain commercial or institutional debt financing. No formal agreement for such internal advances is in place. Should management and/or shareholders not make such advances as are necessary, we might well fail to maintain our corporate franchise, and might be unable to comply with current audit requirements, and might cease to be in compliance with our reporting requirements, and, if listed, might be de-listed, from tradability on the OTCBB.


     The following language is found in Note 1 of the financial statement as of December 31, 1999, of the independent auditor: "The Company was organized on September 12, 1989, under the laws of the State of Florida, as Thor Ventures Corp. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company."

      After some unsuccessful efforts to launch operations, the original business plan was abandoned on or about November 30, 1999. We have no present business or business plan other than to seek a profitable business combination, most likely in a reverse acquisition or similar transaction. Accordingly, our plan is to seek one or more profitable business combinations or acquisitions to secure profitability for shareholders. We will be concentrating on selecting a business combination candidate, when our 1934 Act Registration is effective and clear of comments. No current fund raising programs are being conducted or contemplated before merger, acquisition or combination is announced, and then any such capital formation would be offered to investors based upon the assets and businesses to be acquired, and not on us in our present condition, without businesses, revenues, or income producing assets.

     It is virtually impossible that we can attract capital before we identify an acquisition target. It is likely that we can attract capital when we have done so, based upon the attractiveness of businesses and assets to be acquired. After such an acquisition our corporate personality would become the personality of the businesses we might acquire, such that investors then would evaluate that business and not our pre-acquisition condition.

     We do not anticipate any contingency upon which we would voluntarily cease filing reports with the SEC, even though we may cease to be required to do so. It is in our compelling interest to report our affairs quarterly, annually and currently, as the case may be, generally to provide accessible public information to interested parties, and also specifically to maintain our qualification for the OTCBB, if and when our intended application for submission be effective.


           (II)  SUMMARY  OF  PRODUCT  RESEARCH  AND  DEVELOPMENT.  None.

           (III) EXPECTED PURCHASE OR SALE OF PLANT AND SIGNIFICANT EQUIPMENT. None.

           (IV)  EXPECTED  SIGNIFICANT  CHANGE IN THE NUMBER OF EMPLOYEES. None.

 (B)  DISCUSSION  AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

           (I) OPERATIONS AND RESULTS FOR THE PAST TWO FISCAL YEARS. We have not succeeded in launching operations during the past two fiscal years. We have had no revenues during these periods. We have incurred some expenses during these periods. Our expenses increased in 1999 due to services fees, paid for various specific services, but significant in the aggregate. The results of these operations are an increase in our accumulated deficit, and the preparation of this 1934 Registration. We have made no progress in any search for a business combination.

           (II) FUTURE PROSPECTS. We are unable to predict when we may participate in a business opportunity. The reason for this uncertainty arises from our limited resources, and competitive disadvantages with respect to other public or semi-public issuers. Notwithstanding the foregoing cautionary statements, assuming the continuation of current conditions, we would expect to proceed to select a business combination within no sooner than six months nor expect to close an acquisition in a shorter period than within the next twelve months. We cannot attract a partner before we can perfect the continued quotation of our common stock on the OTCBB by this 1934 Act Registration. /
 (C) REVERSE ACQUISITION CANDIDATE. The Issuer is searching for a profitable business opportunity. The acquisition of such an opportunity could and likely would result in some change in control of the Issuer at such time. This would likely take the form of a reverse acquisition. That means that we would likely acquire businesses and assets for stock in an amount that would effectively transfer control of our corporation to the acquisition target company or ownership group. It is called a reverse-acquisition because it would be an acquisition by us in form, but would be an acquisition of us in substance. Capital formation issues for the future would arise only when targeted business or assets have been identified. Until such time, we have no basis upon which to propose any substantial infusion of capital from sources outside of our circle of affiliates. Current law and regulation severely limits the ability of a corporation with no operating business from seeking investment from the public.

     Targeted acquisitions for stock may be accompanied by capital formation programs, involving knowledgeable investors associated with or contacted by the owners of a target company. While no such arrangements or plans have been adopted or are presently under consideration, it would be expected that a reverse acquisition of a target company or business would be associated with some private placements and/or limited offerings of common stock of the post-acquisition company for cash. Such placements, or offerings, if and when made or extended, would be made with disclosure of and reliance on the businesses and assets to be acquired, and not upon our corporation now, without revenues or substantial assets, in its pre-acquisition condition.

     We have not identified any acquisition target and cannot project what the intentions of such an unidentified target might be, for engaging in a reverse acquisition. We can evaluate what be believe are the general advantages and disadvantages for such a target, in considering a reverse acquisition. First, a reverse acquisition does not register any shares of stock for sale or for resale. It is not a substitute for a 1933 Act Registration of shares for sale or resale. Shares which may be issued by us, in connection with such an acquisition would be restricted securities and would not be freely tradeable except in compliance with the holding periods and other provisions of Rule 144. We believe that the advantage to such a target company, in choosing a reverse acquisition with a public company would be our quotability, so that a market price for its shares might be determinable, and so that when, after such an acquisition, the new resulting company may engage in capital formation, its prospective investors might obtain market quotes to assist them in making investment decisions. The advantage to a reverse acquisition candidate combining with a registered Exchange Act company is that the candidate, most likely an unregistered Exchange Act company, would be able to avoid waiting for approval of its own Form 10-SB before obtaining quotability.



                        ITEM 3.  DESCRIPTION OF PROPERTY.


     We have no property. We enjoy the non-exclusive use of our officer/consultant. This arrangement is informal and undocumented.



    ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


 (A) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS. To the best our knowledge and belief the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by us, to be the beneficial owner or owners of more than five percent of any voting class of our stock. These following 5% or more shareholders are unrelated to Management or to our sole officer/consultant. Neither management, nor any affiliate of management, or consultant to management, has any interest in any of the following shareholders, nor do any of the following shareholders possess any interest or affiliation with our management/consultant.

             The Remainder of this Page is Intentionally left blank

5% Owners                       # Shares  % of Total
----------------------------------------------------
Jeffrey Webb (1)                 900,000       15.21
618-668 W. Hastings Street
Vancouver BC Canada V6B 1P1
----------------------------------------------------
Total Issued and Outstanding   5,917,000      100.00
=============================  =========  ==========


(1)  Mr.  Webb  is  our  former  officer  and  principal  shareholder.

(2)  This  information  is  current  as  of  March  30,  2000.



             The Remainder of this Page is Intentionally left blank

 (B) SECURITY OWNERSHIP OF MANAGEMENT. To the best of our knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and Nominees, naming them, and by all Officers and Directors as a group, without naming them, known to or discoverable by us.

 Name and Address of Beneficial Owner   Actual           %
                                        Shares
                                        Owned
----------------------------------------------------------
Nora Coccaro  (1)                             -0-     0.00
1177 W. Hastings, Suite 1818
Vancouver BC V6E 2K3
----------------------------------------------------------
All Officers and Directors as a Group           0     0.00
----------------------------------------------------------
Total Shares Issued and Outstanding     5,917,000   100.00
======================================  =========  =======


(1) The Board of Directors has authorized the issuance of 100,000 shares to Ms. Coccaro but these shares have not been issued as of this date. These shares are issuable when and if a an acquisition is made that is satisfactory to shareholders, as expressed by an affirmative vote at a meeting of shareholders duly called with notice.

 (C) CHANGES IN CONTROL. There are no arrangements known to us, including any pledge by any persons, of securities of us, which may at a subsequent date result in a change of control of the Issuer. The Issuer is searching for a profitable business opportunity. The Issuer is searching for a profitable business opportunity. The acquisition of such an opportunity could and likely would result in some change in control of the Issuer at such time. This would likely take the form of a reverse acquisition. That means that we would likely acquire businesses and assets for stock in an amount that would effectively transfer control of our corporation to the acquisition target company or ownership group. It is called a reverse-acquisition because it would be an acquisition by us in form, but would be an acquisition of us in substance.


     ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.


     The following person is our sole Officer/Director, to serve until her successor(s) might be elected or appointed, or until the next meeting of shareholders, whichever happens first. We are not required to hold an annual shareholders meeting and do not have the resources to do so, in our present condition. The time of the next meeting of shareholders has not been determined and is not likely to take place before a targeted acquisition or combination is determined. At that time, shareholders will be asked to vote on any proposal by management to acquire business or assets.

     Nora Coccaro (age 43) is the sole Director and President. She grew up in Montevideo, Uruguay, where she attended medical school at the University of Uruguay. She has been involved in the North and South American financial communities for the past 15 years. She was Venezuelan Operations Manager of Ourominas Minerals Inc. from 1995 until 1997. In 1996 and 1997, she was retained by Homestake Mining as a consultant in Central America to review mineral title administration procedures, land status and market research. In 1998, Ms. Coccaro was appointed Director of Americana Gold & Diamond Holdings, Inc. a Nasdaq Bulletin Board company and from 1998 until May 1999 she was Director and Executive Vice-President of Black Swan Gold Mines, a Toronto Senior company. Since September 1998 she also served as the Consul of Uruguay to Western Canada. Ms. Coccaro is also a director and corporate secretary of another unrelated public company, Net Master Consultants, Inc. (OTCBB-NMST).

     Management  devotes  an  insubstantial  amount  of  time  to  our  affairs.

     On April 10, 1998, Eric P. Littman, sole director, appointed Jeffrey Webb, as succeeding sole director, and resigned. On June 7, 1998, Mr. Webb appointed Kelvin B. Landstrom as an additional director. On June 19, 1998, Mr. Webb and Mr. Landstrom appointed Nora Coccaro as succeeding sole director, and the two gentlemen resigned. Ms. Coccaro describes herself as consultant appointed to take charge of the management of our corporation for the benefit of shareholders. She reports that she is independent of any particular shareholder or shareholder group, and acts as fiduciary for the benefit of all shareholders, to take such reasonable lawful steps to achieve profitability for shareholders generally.

     There  are  no  other  known  promoters  of the affairs of our corporation.

     Since November 16, 1999, Ms. Coccaro has served as Secretary (not a Director) of Healthbridge, Inc. (OTCBB-HLBR) and President and Director of Net Master Consultants, Inc., both unrelated to us. There is no possibility of any transactions between us and any other entity of which Ms. Coccaro serves as an officer or director.


                        ITEM 6.  EXECUTIVE COMPENSATION.


     Nora Coccaro is compensated by us at a rate of $30,000 per year. 100,000 shares have been authorized for her, but have not been issued. These shares are issuable when and if a an acquisition is made that is satisfactory to shareholders, as expressed by an affirmative vote at a meeting of shareholders duly called with notice.

     SUMMARY COMPENSATION TABLE. the disclosure of Executive compensation is now provided in the tabular form required by the Securities and Exchange Commission, pursuant to Regulation ' 228.402.

             The Remainder of this Page is Intentionally left Blank

                                           Long Term Compensation
                     Annual Compensation   Awards                   Payouts
-------------------------------------------------------------------------------------------------------------------------
a              b     c                     d                        e           f          g         h         i
                                                                                           Securi-
                                                                                Restric-   ties
                                                                    Other       ted        Under-              All Other
Name                                                                Annual      Stock      lying     LTIP      Compen-
and                  Salary                Bonus                    Compen-     Awards     Options   Payouts   sation
Principal
Position       Year                   ($)                      ($)  sation ($)        ($)  SARs (#)       ($)         ($)
Nora Coccaro   2000                30,000                        0           0     (f)(1)    (g)(1)        0)           0
CEO (1)
               1999                15,000                        0           0     (f)(2)    (f)(2)        0            0
               1998                     0                        0           0         0         0         0            0
               ====  ====================  =======================  ==========  =========  ========  ========  ==========


     NOTES  TO  TABLE:

     (1) Ms. Coccaro receives $2,500 per month or $30,000 per year. Her retainer began on July 1, 1999, and she received $15,000 for 1999.

     (f)(1)(2)/(g)(1)(2) Ms. Coccaro is to receive 100,000 restricted shares if and when an acquisition satisfactory to shareholders, as expressed by their approval at a regular meeting of all shareholder. No monetary value is presently known for the value of these 100,000 shares when and if issued. These are the same 100,000 shares, although shown in both years.


            ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


          During the year 1998, we paid management fees of $16,179 to a director and former directors. In the first nine months of 1999 consulting fees of $28,801 were paid to a director and our former directors. On April 10, 1998, Eric P. Littman, sole director, appointed Jeffrey Webb, as succeeding sole director, and resigned. On June 7, 1998, Mr. Webb appointed Kelvin B. Landstrom as an additional director. On June 19, 1998, Mr. Webb and Mr. Landstrom appointed Nora Coccaro as succeeding sole director, and the two gentlemen resigned. Ms. Coccaro describes herself as consultant appointed to take charge of the management of our corporation for the benefit of shareholders. She reports that she is independent of any particular shareholder or shareholder group, and acts as fiduciary for the benefit of all shareholders, to take such reasonable lawful steps to achieve profitability for shareholders generally. Of this $28,801, paid in 1999, $15,000 was paid to our current Officer/Consultant Ms. Coccaro. These items of compensation are believed to be normal and necessary, and on terms no less favorable to us, than equivalent services acquired from an unrelated third party.


                       ITEM 8.  DESCRIPTION OF SECURITIES.


          THE REGISTRANT'S CAPITAL AUTHORIZED AND ISSUED. We are authorized to issue 200,000,000 shares of Common Voting Stock, of par value $0.01, of which 5,917,000 are issued and outstanding, as of December 28, 1999, and 500,000 shares of preferred stock, of par value $0.01 and of which no shares are outstanding.

          COMMON STOCK. All shares of Common Stock when issued were fully paid for and non-assessable. Each holder of Common Stock is entitled to one vote per share on all matters submitted for action by the stockholders. All shares of Common Stock are equal to each other with respect to the election of directors and cumulative voting is not permitted; therefore, the holders of more than 50% of the outstanding Common Stock can, if they choose to do so, elect all of the directors. The terms of the directors are not staggered. Directors are elected annually to serve until the next annual meeting of shareholders and until their successor is elected and qualified. There are no preemptive rights to purchase any additional Common Stock or other securities of our corporation. Preemptive rights, if they existed, would be the right of a shareholder, like a right of first refusal, to purchase additional shares out of any further issuances by us. No such rights exist. The owners of a majority of the common stock may also take any action without prior notice or meeting which a majority of shareholders could have taken at a regularly called shareholders meeting, giving notice to all shareholders thereafter of the action taken. In the event of liquidation or dissolution, holders of Common Stock are entitled to receive, pro rata, the assets remaining, after creditors, and holders of any class of stock having liquidation rights senior to holders of shares of Common Stock, have been paid in full.

          SECONDARY TRADING refers to the marketability to resell the our securities in brokerage transactions, and that marketability is generally governed by Rule 144, promulgated by the Securities and Exchange Commission pursuant to Section 3 of the Securities Act of 1933. Securities which have not been registered pursuant to the Securities Act of 1933, but were exempt from such registration when issued, are generally "Restricted Securities" as defined by Rule 144(a). The impact of the restrictions of Rule 144 are (a) a basic one year holding period from purchase; and (b) a limitation of the amount any shareholder may sell during the second year, as to non-affiliates of the Issuer; however, as to shares owned by affiliates of the Issuer, the second-year limitation of amounts attaches and continues, at least until such person has ceased to be an affiliate for 90 days or more. The limitation of amounts is generally 1% of the total issued and outstanding in any 90 day period. Rule 144 is not available for promoters, affiliates or their transferees, of companies with no operating business or business plan.

          UNRESTRICTED SHARES OF COMMON STOCK. 2,030,500 shares are owned by non-affiliates of us and are believed to be unrestricted securities which could be sold in brokerage transaction in compliance with Rule 144. These 2,030,500 shares were either issued pursuant to Rule 504 on or before April 6, 1999, and were not, when issued Restricted Securities, as defined by Rule 144(a), or were issued pursuant to Section 4(2) of the 1933 Act more than two years ago. Rule 144 is not available for promoters or affiliates of companies with no operating business or business plan. Both before an after a business combination of transaction with an operating entity or other person, the promoters and affiliates of companies with no business or business plan are deemed to be underwriters of securities issued in connection with any such acquisition. Accor dingly, affiliates can only resell their shares of common stock through registration under the Securities Act, or such exemption from registration as may be available to promoters or underwriters at the time of any proposed sale.

          OPTIONS AND DERIVATIVE SECURITIES. We have no outstanding options or derivative securities. There are no shares issued or reserved which are subject to options or warrants to purchase, or securities convertible into common stock of this Registrant; except as follows. There are no convertible or exchangeable securities, warrants or options, except for warrants to acquire 1,762,500 shares of common stock at $1.00 per share, which warrants expire April 14, 2000. It is highly unlikely that any of these warrants would be issued at that price before they expire.

          RISKS OF "PENNY STOCK." Our common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stock share stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange;
(iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ) listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

          Section 15(g) of the Securities Exchange Act of 1934, as amended, and Reg. Section 240.15g-2 of the Securities and Exchange Commission require broker5dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

          Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker1dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker1dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in our common stock to resell their shares to third parties or to otherwise dispose of them.


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                                        6

                               Numering Definition

                                     PART II
                       II ITEM 1. MARKET PRICE/DIVIDENDS


                                     ITEM 1.
           MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY
                            AND SHAREHOLDER MATTERS.


 (A) MARKET INFORMATION. Our Common Stock is quoted Over the Counter on the Bulletin Board ("OTCBB") under the trading symbol "THRV". There was no substantial market activity before December, 1998. Based upon standard reporting sources, the following information is provided:

period    high bid  low bid  period    high bid  low bid
--------------------------------------------------------
1st 1998       -0-      -0-  1st 1999      0.75     0.31
2nd 1998      4.43     0.50  2nd 1999      1.43     0.43
3rd 1998      4.00     0.04  3rd 1999      1.00     0.53
4th 1998      3.62     0.31  4th 1999      0.50    0.375
========  ========  =======  ========  ========  =======


     The foregoing price information is based upon inter-dealer prices without retail mark-up, mark-down or commissions and may not reflect actual transactions, and is based upon standard reporting sources, taken off the Internet.

 (B) HOLDERS. There are presently approximately 35 shareholders of our common stock.

 (C) DIVIDENDS. No cash dividends have been paid by us on our Common Stock or other Stock and no such payment is anticipated in the foreseeable future.

 (D) REVERSE ACQUISITIONS. A reverse acquisition of a target business or company would be expected to involve a change of control of our corporation, and the designation of new management. Our financial statements would become largely unreflective of our then condition after such an acquisition. Shareholder approval would be solicited, pursuant to the laws of the State of Florida, to approve the acquisition, change of control, and any material corporate changes incidental to the reorganization of our corporation. In connection with the solicitation of shareholder approval, whether or not proxies are solicited, we would provide shareholders with the fullest possible disclosure of all information material to shareholder consideration, and such disclosure would include audited financial statements of the target entity, if available. If shareholder approval is sought in advance of audited financial statements of an acquisition target, the authority of management to consummate any transaction would be contingent on a proper audit of the target meeting the criteria of any un-audited information relied upon by shareholders.


                           ITEM 2.  LEGAL PROCEEDINGS.


     There are no proceedings, legal, enforcement or administrative, pending, threatened or anticipated involving or affecting us.


             ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.


     There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in our financial statements.


                ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.


     The  following  disclosure  presents:

     (a) The date, title and amount of unregistered securities sold within the past three years.

     (b) Principal Underwriters, if any. If the small business issuer did not publicly offer any securities, identify the persons or class of persons to whom the small business issuer sold the securities.

     No  Underwriters  or  Underwriting.  No  discounts  or  commissions.

     (c) For securities sold for cash, the total offering price and the total underwriting discounts or commissions. For securities sold other than for cash, describe the transaction and the type and amount of consideration received by the small business issuer.

     (d) The Section of the Securities Act or the rule of the Commission under which the small business issuer claimed exemption from registration and the facts relied upon to make the exemption available.

     (e) If the securities sold are convertible or exchangeable into equity securities, or are warrants or options representing equity securities, disclose the terms of conversion or exercise of the securities.
     There are no convertible or exchangeable securities, warrants or options, except for warrants to acquire 1,762,500 shares of common stock at $1.00 per share, which warrants expire April 14, 2000.

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                                        7

Date                                                             Title         Exemption  Price
April 29, 1998                                                  Common Stock  Rule 504   $ 0.25
 Purchased by a group of sophisticated investors with pre-existing relationships to management.
===============================================================================================

Date                                                            Amount            Consideration
April 29, 1998                                                 3,525,000 shares  $  25,000 cash
                                                                                    and 856,250
                                                                                  assignment of
                                                                                    receivables
 Purchased by a group of sophisticated investors with pre-existing relationships to management.
===============================================================================================



Date                                            Title         Exemption  Price   Amount            Consideration
March 26, 1999                                  Common Stock  Rule 504   $ 0.10  1,180,000 shares  $ 118,000 cash
 Purchases by a group of accredited investors.
=================================================================================================================


     On May 31, 1999, we issued 4,000,000 restricted common shares in reliance upon the exemption provided by Section 4(2) of the Securities Act in exchange for all of the issued and outstanding shares of IWT Pharma Corp. and 100,000 shares as a finder's fee to Canaccord Securities. In November, 1999, this transaction was cancelled and the 4,100,000 shares were returned to us and cancelled.

Date                              Title         Exemption   Price   Amount         Consideration
Sept. 14, 1999                    Common Stock       '4(2)  $ 1.00  73,000 shares  $    73,000 (1)
 (1) To settle Accounts Payable.
==================================================================================================

Date                  Title         Exemption   Price   Amount          Consideration
Oct. 28, 1999         Common Stock       '4(2)  $ 1.00  139,000 shares  $   138,720 (2)
 (2) To settle debt.
=======================================================================================


               ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.


     "This corporation shall have the power, in it's ByLaws or in any resolution of its stockholders or directors to undertake to indemnify the officers and directors of this corporation against any contingency or peril as may be determined to be in the best interests of this corporation, and in conjunction therewith, to procure, at this corporation's expense, policies of insurance." No indemnification provisions have been adapted in the ByLaws.

                                    PART F/S


     AUDITED FINANCIAL STATEMENTS: for the years ended December 31, 1999 and 1998 are provided as Financial Statement: F-1, in the body this filing, following this page, and incorporated herein by this reference as though fully set forth on this page as well.



               THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

--------------------------------------------------------------------------------
                                       F-1

                          AUDITED FINANCIAL STATEMENTS
                                       OF
                               THOR VENTURES CORP
                         FOR DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                               THOR VENTURES CORP.


                              FINANCIAL STATEMENTS
                          (A DEVELOPMENT STAGE COMPANY)


                                DECEMBER 31, 1999

DAVIDSON & COMPANY              Chartered Accountants              A Partnership
of  Incorporated  Professionals




                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders of Thor Ventures Corp.
(A  Development  Stage  Company)


We have audited the accompanying balance sheets of Thor Ventures Corp. as at December 31, 1999 and 1998 and the related statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 1999 and 1998 and the period from incorporation on September 12, 1989 to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thor Ventures Corp. as at December 31, 1999 and 1998 and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998 and the period from incorporation on September 12, 1989 to December 31, 1999 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that Thor Ventures Corp. will continue as a going concern. As discussed in Note 2 to the financial statements, unless the Company attains future profitable operations and/or obtains additional financing, there is substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


__________/s/_________
 "DAVIDSON & COMPANY"
Vancouver, Canada  Chartered Accountants
February 16, 2000


                               THOR VENTURES CORP.
                          (A Development Stage Company)
                                 BALANCE SHEETS
                                AS AT DECEMBER 31

                                                                                                                    1999
                                                                             --------------------------------------------
ASSETS

CURRENT
 Cash                                                                        $                                     4,678
 Prepaid expenses                                                                                                    427
                                                                             --------------------------------------------
                                                                                                                   5,105
CAPITAL ASSETS (Note 4)                                                                                            2,308
INVESTMENT (Note 5)                                                                                                    0
                                                                             --------------------------------------------
                                                                             $                                     7,413
                                                                             ============================================
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT
 Bank indebtedness                                                           $                                         -
 Accounts payable and accrued liabilities                                                                         64,403
 Loan payable (Note 6)                                                                                            20,000
 Interest payable                                                                                                      0
                                                                             --------------------------------------------
                                                                                                                  84,403
PROMISSORY NOTE (Note 7)                                                                                               0
                                                                             --------------------------------------------
                                                                                                                  84,403
                                                                             --------------------------------------------
STOCKHOLDERS' EQUITY
 Capital stock
   Authorized
200,000,000common shares with a par value of $0.01
500,000preferred shares with a par value of $0.01
   Issued and outstanding
     December 31, 1998 - 4,525,000 common shares with a par value of $0.01
     December 31, 1999 - 5,917,000 common shares with a par value of $0.01                                        59,170
 Additional paid-in capital                                                                                    1,152,800
 Deficit accumulated during the development stage                                                             (1,288,960)
                                                                             --------------------------------------------
                                                                                                                 (76,990)
                                                                             --------------------------------------------
                                                                             $                                     7,413
                                                                             ============================================

                                                                                    1998
                                                                             ------------
ASSETS
CURRENT
 Cash                                                                        $         0
 Prepaid expenses                                                                      0
                                                                             ------------
                                                                                       0
CAPITAL ASSETS (Note 4)                                                                0
INVESTMENT (Note 5)                                                              198,745
                                                                             ------------
                                                                             $   198,745
                                                                             ============
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT
 Bank indebtedness                                                           $        47
 Accounts payable and accrued liabilities                                         77,198
 Loan payable (Note 6)                                                                 -
 Interest payable                                                                 53,521
                                                                             ------------
                                                                                 130,766
PROMISSORY NOTE (Note 7)                                                         882,553
                                                                             ------------
                                                                               1,013,319
                                                                             ------------
STOCKHOLDERS' EQUITY
 Capital stock
   Authorized
200,000,000
500,000
   Issued and outstanding
     December 31, 1998 - 4,525,000 common shares with a par value of $0.01
     December 31, 1999 - 5,917,000 common shares with a par value of $0.01        45,250
 Additional paid-in capital                                                      837,000
 Deficit accumulated during the development stage                             (1,696,824)
                                                                             ------------
                                                                                (814,574)
                                                                             ------------
                                                                             $   198,745
                                                                             ============

   The accompanying notes are an integral part of these financial statements.

                               THOR VENTURES CORP.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS

                                                              Cumulative
                                                              Amounts from
                                                              Incorporation
                                                              on
                                                              September 12,
                                                                     1989 to   Year Ended      Year Ended
                                                              December 31,     December 31,    December 31,
                                                                        1999            1999            1998
                                                              ---------------  --------------  --------------
EXPENSES
 Accounting and legal fees                                    $       76,309   $      62,488   $      13,821
 Bank and interest charges                                            54,114             546          53,568
 Consulting fees                                                     128,011         128,011               0
 Management fees                                                      16,179               -          16,179
 Office expense                                                       17,053          16,053               0
 Rental expense                                                       19,491          19,491               0
 Transfer agent and filing fees                                        1,184           1,184               0
 Travel and accommodation                                             51,901          51,901               0
                                                              ---------------  --------------  --------------
                                                                    (364,242)       (279,674)        (83,568)
                                                              ---------------  --------------  --------------
OTHER ITEMS
 Write-down of investment (Note 5)                                (1,568,149)              0      (1,568,149)
 Equity loss in investment (Note 5)                                  (44,107)              0         (44,107)
                                                              ---------------  --------------  --------------
                                                                  (1,612,256)              0      (1,612,256)
                                                              ---------------  --------------  --------------
 Loss before extraordinary item                                   (1,976,498)       (279,674)     (1,695,824)
EXTRAORDINARY ITEM
 Gain on settlement of debt (Note 7)                                 687,538         687,538               0
                                                              ---------------  --------------  --------------
INCOME (LOSS) FOR THE YEAR                                    $   (1,288,960)  $     407,864   $  (1,695,824)
============================================================  ===============  ==============  ==============
BASIC LOSS PER SHARE BEFORE EXTRAORDINARY ITEM                                 $       (0.05)  $       (0.50)
EXTRAORDINARY ITEM                                                                      0.13               0
                                                                               --------------  --------------
BASIC EARNINGS (LOSS) PER SHARE                                                $        0.08   $       (0.50)
============================================================                   ==============  ==============
DILUTED EARNINGS (LOSS) PER SHARE BEFORE EXTRAORDINARY ITEM                    $       (0.05)  $       (0.50)
EXTRAORDINARY ITEM                                                                      0.13               0
                                                                               --------------  --------------
DILUTED EARNINGS (LOSS) PER SHARE                                              $        0.08   $       (0.50)
============================================================                   ==============  ==============

   The accompanying notes are an integral part of these financial statements.

                               THOR VENTURES CORP.
                          (A Development Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                              Deficit
                                                              Accumulated
                                                 Additional   During the
                                   Common Stock  Paid-in      Development
                                   ------------
                                   Shares        Amount       Capital        Stage         Total
                                   ------------  -----------  -------------  ------------  ------------
Balance, December 31, 1995, 1996,
 and 1997                             1,000,000  $    10,000  $     (9,000)  $    (1,000)  $         0

 Shares issued for debt               3,500,000       35,000       821,250             0       856,250

 Shares issued for cash                  25,000          250        24,750             0        25,000

 Loss for the year                            0            0             0    (1,695,824)   (1,695,824)
                                   ------------  -----------  -------------  ------------  ------------

Balance December 31, 1998             4,525,000       45,250       837,000    (1,696,824)     (814,574)

 Shares issued for cash               1,180,000       11,800       106,200             0       118,000

 Shares issued for debt                  73,000          730        72,270             0        73,000

 Shares issued for debt                 139,000        1,390       137,330             0       138,720

 Income for the year                          0            0             0       407,864       407,864
                                   ------------  -----------  -------------  ------------  ------------

Balance, December 31, 1999            5,917,000  $    59,170  $  1,152,800   $(1,288,960)  $   (76,990)
=================================  ============  ===========  =============  ============  ============

   The accompanying notes are an integral part of these financial statements.

                               THOR VENTURES CORP.
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS

                                                         Cumulative
                                                         Amounts from
                                                         Incorporation
                                                         on
                                                         September 12,
                                                                1989 to   Year Ended      Year Ended
                                                         December 31,     December 31,    December 31,
                                                                   1999            1999            1998
                                                         ---------------  --------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Income (loss) for the year                              $   (1,288,960)  $     407,864   $  (1,695,824)
 Items not involving an outlay of cash:
   Amortization                                                     354             354               0
   Write-down of investment                                   1,568,149               0       1,568,149
   Equity loss on investment                                     44,107               0          44,107
   Gain on settlement of debt                                  (687,538)       (687,538)              0
 Changes in non-cash working capital items:
   Increase in prepaid expenses                                    (427)           (427)              0
   Increase in accounts payable and accrued liabilities          65,206          60,206           5,000
   Increase in interest payable                                  53,521               0          53,521
   Increase in loan payable                                     158,720         158,720               0
                                                         ---------------  --------------  --------------
 Net cash used in operating activities                          (86,868)        (60,821)        (25,047)
                                                         ---------------  --------------  --------------
CASH FLOWS FROM INVESTING ACTIVITY
 Purchase of capital asset                                       (2,663)         (2,663)              0
                                                         ---------------  --------------  --------------
 Net cash used in investing activity                             (2,663)         (2,663)              0
                                                         ---------------  --------------  --------------
CASH FLOWS FROM FINANCING ACTIVITIES
 Promissory note                                                (49,791)        (49,791)              0
 Issuance of common stock                                       144,000         118,000          25,000
                                                         ---------------  --------------  --------------
 Net cash provided by financing activities                       94,209          68,209          25,000
                                                         ---------------  --------------  --------------
CHANGE IN CASH (BANK INDEBTEDNESS) FOR THE YEAR                   4,678           4,725             (47)
CASH (BANK INDEBTEDNESS), BEGINNING OF YEAR                           0             (47)              0
                                                         ---------------  --------------  --------------
CASH (BANK INDEBTEDNESS), END OF YEAR                    $        4,678   $       4,678   $         (47)
=======================================================  ===============  ==============  ==============


SUPPLEMENTAL  DISCLOSURE  WITH  RESPECT  TO  CASH  FLOWS  (Note  9)
   The accompanying notes are an integral part of these financial statements.

                               THOR VENTURES CORP.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


1.     HISTORY  AND  ORGANIZATION  OF  THE  COMPANY

     The Company was organized on September 12, 1989, under the laws of the State of Florida, as Thor Ventures Corp. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

     On August 2, 1991, the Company issued 1,000,000 shares of its $0.01 par value common stock for services received, in the amount of $1,000.

     On April 29, 1998, the Company issued 3,525,000 shares of its $0.01 par value common stock at a price of $0.25 per share for payment of debt in the amount of $856,250 and for cash in the amount of $25,000.

     On March 26, 1999, the Company issued 1,180,000 shares of it's $0.01 par value common stock at a price of $0.10 per share for cash in the amount of $118,000.

     On September 14, 1999, the Company issued 73,000 shares of its $0.01 par value common stock at a deemed value of $73,000 to settle a portion of their accounts payable.

     On October 26, 1999, the Company issued 139,000 shares of its $0.01 par value common stock at a deemed value of $138,720 to settle a loan payable.


2.     GOING  CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company and through additional equity financings.

                                                    December 31,    December 31,
                                                         1999            1998
                                                  --------------  --------------
Deficit accumulated during the development stage  $  (1,288,960)  $  (1,696,824)
Working capital deficiency                              (79,298)       (130,766)
================================================  ==============  ==============



3.     SIGNIFICANT  ACCOUNTING  POLICIES

     INVESTMENT

     The Company accounts for its investments in companies where it is able to exercise significant influence using the equity method.

     CASH  AND  CASH  EQUIVALENTS
   The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

                               THOR VENTURES CORP.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


3.     SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd  )

     USE  OF  ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

     ACCOUNTING  FOR  DERIVATIVE  INSTRUMENTS  AND  HEDGING  ACTIVITIES

     In June 1998, the Financial Accounting standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS 137 to defer the effective date of SFAS 133 to fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not anticipate that the adoption of the statement will have significant impact on its financial statements.

     REPORTING  ON  COSTS  OF  START-UP  ACTIVITIES

     In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. The adoption by the Company of SOP 98-5 had no affect on the Company's financial statements for the year ended December 31, 1999.

     INCOME/LOSS  PER  SHARE

     Loss per share is based on the weighted average number of common shares outstanding during the year. For the years ended December 31, 1999 and 1998, the weighted average number of shares outstanding was 5,476,939 and 3,366,164.

     Diluted earnings per share consider the dilutive impact of the conversion of outstanding stock options and warrants as if the events had occurred at the beginning of the year.

     COMPARATIVE  FIGURES

     Certain comparative figures have been adjusted to conform to the current period's presentation.

     CAPITAL  ASSETS

     Capital assets will be recorded at cost less accumulated depreciation. The cost of capital assets is amortized at a rate of 30% per year for all computer equipment.

     INCOME  TAXES

     Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expenses (benefit) results from the net change during the year of deferred tax assets and liabilities.Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

                               THOR VENTURES CORP.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


4.     CAPITAL  ASSETS

                            Accumulated            Net Book Value
                    Cost    Amortization              1999   1998
                    ------  -------------  ---------------  -----
Computer equipment  $2,662  $         354  $         2,308  $   0
==================  ======  =============  ===============  =====


5.     INVESTMENT

                                     December 31,    December 31,
                                              1999            1998
                                     --------------  --------------
Balance, beginning of period         $     198,745   $           -
Equity investment                                0       1,738,803
Exercise of share purchase warrants              0          72,198
Equity loss in investment                        0         (44,107)
Write-down of investment                         0      (1,568,149)
Shares exchanged to settle debt           (198,745)              0
                                     --------------  --------------
Balance, end of year                 $           0   $     198,745
===================================  ==============  ==============


     a) During fiscal 1998, the Company purchased from Stamford International Inc. ("Stamford") 5,905,250 common shares of Job Industries Ltd. ("Job"), 1,880,000 share purchase warrants of Job and a License Agreement of Job for $1,738,803. In consideration for the investments, the Company assumed
Stamford's debt to four creditors in the amount of $856,250 and issued a promissory note to Stamford in the amount of $882,553 (Note 7).

          The Company's investment represented a 36% equity interest in Job, and as a result was accounted for using the equity method. Subsequent to the acquisition of the Job shares, the market value of these shares decreased significantly, and the Company wrote down the investment to the investments fair market value based on its last quoted trading price on December 31. 1998.

          During fiscal 1999, the Company delivered all of its 6,555,250 common shares of Job Industries Ltd. ("Job") of $198,745 and paid $49,791 to settle the note payable to Stamford in the amount of $882,553, plus interest payable in the amount of $53,521. As a result, the Company incurred a gain on settlement of debt in the amount of $687,538.

     b) During the year, the Company entered into an agreement to acquire all of the issued and outstanding shares of IWT Pharma Corporation, by issuing a total of 4,100,000 of its common shares. Subsequent to issuing the shares, the agreement was cancelled and as a result, the Company cancelled the 4,100,000 shares previously issued.

6.     LOAN  PAYABLE

     The loan payable of $20,000 is non-interest bearing and contains no terms of repayment.

                               THOR VENTURES CORP.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


7.     PROMISSORY  NOTE

     During fiscal 1998, the Company issued a promissory note to Stamford in the amount of $882,553, bearing interest at 9% per annum.

     During the period, the Company settled the note payable to Stamford plus accrued interest of $53,521 in consideration of a cash payment of $49,791 and all of its investment in common shares of Job with a carrying value of $198,745, which resulted in a gain on settlement of debt in the amount of $687,538.

8.     RECONCILIATION  OF  WEIGHTED  AVERAGE  AND  DILUTED  COMMON  SHARES

                                                                 Year Ended    Year Ended
                                                                 December 31,  December 31,
                                                                         1999          1998
-------------------------------------------------------------------------------------------
Weighted average number of common shares used in basic EPS          5,476,939     3,366,164
Effect of dilutive securities
 Warrants                                                                   0             0
Weighted average number of common shares and dilutive potential
 common shares used in diluted EPS                                  5,476,939     3,366,164
===============================================================  ============  ============


9.     SUPPLEMENTAL  DISCLOSURE  WITH  RESPECT  TO  CASH  FLOWS

                                   December 31,   December 31,
                                           1999           1998
--------------------------------------------------------------
Cash paid during the period for:
 Income taxes                     $           0  $           0
 Interest                                     0              0
================================  =============  =============



     The following non-cash transactions occurred during the year ended December 31, 1999:

     a) The Company settled its promissory note to Stamford in the amount of $832,763 plus accrued interest payable in the amount of $53,521 in consideration for its investment in common shares of Job with a carrying value of $198,746.

     b) The Company issued 73,000 shares of common stock at a deemed value of $73,000 to settle accounts payable in the amount of $73,000.

     c) The Company issued 139,000 shares of common stock at a deemed value of $138,720 to settle a loan payable in the amount of $138,720.

                               THOR VENTURES CORP.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1999




9.     SUPPLEMENTAL  DISCLOSURE  WITH  RESPECT  TO  CASH  FLOWS  (cont'd  )

     The following non-cash transactions occurred during the year ended December 31, 1998:

     a) The Company acquired 5,905,250 common shares of Job by issuing a promissory note to Stamford in the amount of $882,553 and the acquisition of Stamford's debt to four creditors in the amount of $856,250.

     b) The Company issued 3,500,000 shares at a deemed value of $856,250 in exchange for a settlement of debt.

     c) The Company exercised 650,000 share purchase warrants of Job at a costs of $72,198. This amount was included in accounts payable during the period.


10.                DEFERRED  INCOME  TAXES

The  Company's  total  deferred  tax  asset  is  comprised  as  follows:

Tax  benefit  relating  to  net  operating  loss  carryforward  $438,246
Valuation  allowance                                           (438,246)
                                                                $      0

     The Company has a net operating loss carryforward of approximately $1,288,960 which expires between the years 2002 and 2006. The Company provided a full valuation allowance on the deferred tax asset because of the uncertainty regarding realizability.


11.     WARRANTS

     The Company has share purchase warrants outstanding, entitling the holders to acquire 1,762,500 common shares of the Company at a price of $1.00 per share, expiring on April 14, 2000.


12.     RELATED  PARTY  TRANSACTION

     During the year ended December 31, 1999, the Company paid management fees of $Nil (1998 - $16,179) to a director and former directors of the Company.

     During the year ended December 31, 1999, the Company paid consulting fees of $36,826 (1998 - $Nil) to a director and former directors of the Company.

February  16,  2000


THOR  VENTURES  CORP.
1818  -  1177  West  Hastings  Street
Vancouver,  BC
V6C  2K3

RE:  FORM  10-SB
----------------

Dear  Sirs:

We refer to the Form 10-SB Registration Statement of Thor Ventures Corp. (the "Company") filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

We conducted an audit of the Company's financial statements for the year ended December 31, 1999 and have provided an audit report dated February 16, 2000 in connection with the preparation of the Form 10-SB. We hereby consent to the filing of our audit report as part of the aforementioned registration Statement.

________/s/_________
 "DAVIDSON & COMPANY"

Vancouver, Canada     Chartered Accountants

                                       PART III


                           ITEM 1.  INDEX TO EXHIBITS.


                                  Exhibit Index


     Exhibit      Table Category  /  Description of Exhibit     Page Number
                                      Table
                                        #
            [2]   ARTICLES/CERTIFICATES OF INCORPORATION, AND BY-LAWS
--------------------------------------------------------------------------------
             2.1      Articles of Incorporation                               38
             2.2      By-Laws                                                 43
================================================================================

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, we caused this report to signed on our behalf by the undersigned, thereunto authorized.



                               THOR VENTURES CORP.


                                       by

                                       /s/
                                  Nora Coccaro
                           Sole Director and President

--------------------------------------------------------------------------------
                                   EXHIBIT 2.1

                            ARTICLES OF INCORPORATION

                               THOR VENTURES CORP.
                            FILED SEPTEMBER 12, 1989
--------------------------------------------------------------------------------

                            ARTICLES OF INCORPORATION
                                       OF
                               THOR VENTURES CORP.

     The undersigned subscriber to these Articles of Incorporation, a natural person competent to
Contract,  hereby  forms  a  corporation under the laws of the State of Florida.

ARTICLE  I

NAME
     The  name  of  this  corporation  is  THOR  VENTURES  CORP.

ARTICLE  II

NATURE  OF  THE  BUSINESS
     This corporation shall have the power to transact or engage in any business permitted under the laws of the United States and of the State of Florida.

ARTICLE  III

AUTHORIZED  SHARES
     The Capital stock of this corporation shall consist of 200,000,000 shares of common stock having a par value of $.01 per share and 500,000 shares of Preferred stock, $.01 par value per share.
     The Preferred Stock may be issued from time to time, with such designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, qualifications, limitations restrictions thereof as shall be stated and expressed in the resolution or resolutions provided for the issuance of such Preferred Stock adopted by the Board of Directors pursuant to the authority in this paragraph given.

ARTICLE  IV

INITIAL  CAPITAL
     The amount of capital with which this corporation shall commence business shall be not less than One Hundred ($100.00) Dollars.

ARTICLE  V

TERM  OF  EXISTENCE
     This  corporation  shall  have  perpetual  existence.

                                   ARTICLE VI

INITIAL  ADDRESS
     The initial address of the principal place of business of this corporation in the State of Florida shall be 3167 N.W. 47th Terrace, Suite 214, Lauderdale Lakes, Florida 33319. The Board of Directors may at any time and from time to time move the principal office of this corporation to any location within or without the State of Florida.


                                   ARTICLE VII

DIRECTORS
     Its Board of Directors shall manage the business of this corporation. The number of such directors shall be not be less than one (1) and, subject to such minimum may be increased or decreased from time to time in the manner provided in the By-Laws. The number of persons constituting the initial Board of Directors shall be 1.

ARTICLE  VIII

INITIAL  DIRECTORS
     The  names  and addresses of the initial Board of Directors are as follows:

Stanley  Fineberg
3167  N.W.  47th  Terrace
Suite  214
Lauderdale  Lakes,  Florida  33319

ARTICLE  IX

SUBSCRIBER
     The name and address of the person signing theses Articles of Incorporation as subscriber is:

Eric  P.  Littman
Suite  202
1428  Brickell  Avenue
Miami,  FL  33131

ARTICLE  X

VOTING  FOR  DIRECTORS
     The Board of Directors shall be elected by the Stockholders of the corporation at such time and in such manner as provided in the ByLaws.

ARTICLE  XI

CONTRACTS
     No contract or other transaction between this corporation and any person, firm or corporation shall be affected by the fact that any officer or director of this corporation is such other party or is, or at some time in the future becomes, an officer, director or partner of such other contracting party, or has now or hereafter a direct or indirect interest in such contract.

ARTICLE  XII

INDEMNIFICATION  OF  OFFICERS  AND  DIRECTORS
     This corporation shall have the power, in its ByLaws or in any resolution of its stockholders or directors to undertake to indemnify the officers and directors of this corporation against any contingency or peril as may be determined to be in the best interests of this corporation, and in conjunction therewith, to procure, at this corporation=s expense, policies of insurance.


ARTICLE  XIII

FLORIDA  STATUTES
     The corporation expressly elects not to be governed by the provisions of Sections 607.108 and 607.109, Florida Statutes.


ARTICLE  XIV

RESIDENT  AGENT
     The  name and address of the initial resident agent of this corporation is:

Berlin  Corporate  Services,  Inc.
Suite  202
1428  Brickell  Avenue
Miami,  FL  33131

     IN WITNESS WHEREOF, I have hereunto subscribed to and executed these Articles of Incorporation this 28th day August, 1989

--------------------------------------------------------------------------------
                  CERTIFICATE DESIGNATING PLACE OF BUSINESS OR
                DOMICILE FOR SERVICE OF PRECESS WITHIN THIS STATE
                NAMING THE AGENT UPON WHOM PROCESS MAY BE SERVED
--------------------------------------------------------------------------------


     In pursuance of Chapter 48.091 of the Florida Statutes, the following is submitted
THOR VENTURES CORP. desiring to organize a corporation under the laws of the State of Florida with its principal place of business as stated in its Articles of Incorporation has named Berlit Corporate Services, Inc., at Suite 202, 1428 Brickell Avenue, Miami, FL 33131 as its agent upon whom process may be served within this state.
     Having been named to accept service of process for the above stated corporation, I hereby accept to act in this capacity and to comply with the provisions of the Act relative to keeping open said office.


                         BERLIT CORPORATE SERVICES, INC.



                         By:________/s/________________
                                    ---
                           Eric P. Littman, Secretary

--------------------------------------------------------------------------------
                                   EXHIBIT 2.2

                                     BYLAWS
--------------------------------------------------------------------------------

                                      INDEX

PAGE  NUMBER

ARTICLE  ONE  -  OFFICES
     Section  1.   Principal  Office                                           1
     Section  2.   Other  Offices                                              1

     ARTICLE  TWO  -  MEETINGS  OF  SHAREHOLDERS
     Section  1.    Place                                                      1
     Section  2.    Time  of  Annual  Meeting                                  1
     Section  3.    Call  of  Special  Meetings                                1
     Section  4.    Conduct  of  Meetings                                      1
     Section  5.    Notice  and  Waiver  of  Notice                            2
     Section  6.    Business  and  Nominations  for  Annual and Special Meetings
                                                                               2
     Section  7.    Quorum                                                     2
     Section  8.    Voting  Rights  Per  Share                                 3
     Section  9.    Voting  of  Shares                                         3
     Section  10.   Proxies                                                    3
     Section  11.   Shareholder  List                                          4
     Section  12.   Action  Without  Meeting                                   4
     Section  13.   Fixing  Record  Date                                       5
     Section  14.   Inspectors  and  Judges                                    5
     Section  15.   Voting  for  Directors                                     5

ARTICLE  THREE  -  DIRECTORS
     Section  1.     Number;  Term;  Election;  Qualification                  5
     Section  2.     Resignation;  Vacancies;  Removal                         6
     Section  3.     Powers                                                    6
     Section  4.     Place  of  Meetings                                       6
     Section  5.     Annual  Meetings                                          6
     Section  6.     Regular  Meetings                                         6
     Section  7.     Special  Meetings  and  Notice                            6
     Section  8.     Quorum  and  Required  Vote                               7
     Section  9.     Action  Without  Meeting                                  7
     Section  10.    Conference  Telephone  or Similar Communications Equipment
                     Meetings                                                  7
     Section  11.    Committees                                                7
     Section  12.    Compensation  of  Directors                               8

     ARTICLE  FOUR-  OFFICERS
     Section  1.     Positions                                                 8
     Section  2.     Election  of  Specified  Officers  by  Board              8
     Section  3.     Election  or  Appointment  of  Other  Officers            8
     Section  4.     Compensation                                              8
     Section  5.     Term;  Resignation;  Removal;  Vacancies                  9
     Section  6.     Chairman  of  the  Board                                  9
     Section  7.     Chief  Executive  Officer                                 9
     Section  8.     President                                                 9

     Section  9.     Vice  Presidents                                          9
     Section  10.      Secretary                                              10
     Section  11.      Chief  Financial  Officer                              10
     Section  12.     Treasurer                                               10
     Section  13.      Other  Officers;  Employees  and  Agents               10

     ARTICLE  FIVE  -  CERTIFICATES  FOR  SHARES
     Section  1.    Issue  of  Certificates                                   10
     Section  2.    Legends  for Preferences and Restrictions on Transfer     11
     Section  3.    Facsimile  Signatures                                     11
     Section  4.    Lost  Certificates                                        11
     Section  5.    Transfer  of  Shares                                      12
     Section  6.    Registered  Shareholders                                  12
     Section  7.    Redemption  of  Control  Shares                           12

ARTICLE  SIX  -  GENERAL  PROVISIONS
     Section  1.     Dividends                                                12
     Section  2.     Reserves                                                 12
     Section  3.     Checks                                                   12
     Section  4.     Fiscal  Year                                             13
     Section  5.     Seal                                                     13
     Section  6.     Gender                                                   13

ARTICLE  SEVEN  - AMENDMENT  OF  BYLAWS
                                                                              13


                                     BYLAWS
                                       OF
                               THOR VENTURES CORP.
                                   ARTICLE ONE
                                     OFFICES
                                     -------
     Section  1. Principal Office.  The principal office of Thor Ventures Corp.,
                 ---------
a Florida corporation (the "Corporation"), shall be located at such place determined by the Board of Directors of the Corporation (the "Board of Directors") in accordance with applicable law.

     Section  2.  Other  Offices.  The Corporation may also have offices at such
                  --------------
other places, either within or without the State of Florida, as the Board of Directors may from time to time determine or as the business of the Corporation may require.


                                   ARTICLE TWO

                            MEETINGS OF SHAREHOLDERS
                            ------------------------

     Section  1.  Place.  All  annual  meetings of shareholders shall be held at
                -------
such place, within or without the State of Florida, as may be designated by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof. Special meetings of shareholders may be held at such place, within or without the State of Florida, and at such time as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

     Section  2.  Time of Annual Meeting.  Annual meetings of shareholders shall
                  ----------------------
be held on such date and at such time fixed, from time to time, by the Board of Directors, provided, that there shall be an annual meeting held every calendar year at which the shareholders shall elect a board of directors and transact such other business as may property be brought before the meeting.

     Section  3. Call of Special Meetings.  Special meetings of the shareholders
                 ------------------------
shall be held if called in accordance with the procedures set forth in the Corporation's Articles of Incorporation (the "Articles of Incorporation") for the call of a special meeting of shareholders.

     Section 4. Conduct of Meetings.  The Chairman of the Board of Directors (or
                -------------------
in his absence, the President, or in his absence, such other designee of the Chairman of the Board of Directors) shall preside at the annual and special meetings of shareholders and shall be given full discretion in establishing the rules and procedures to be followed in conducting the meetings, except as otherwise provided by law or in these Bylaws.

     Section  5.  Notice  and Waiver of Notice.  Except as otherwise provided by
                  ----------------------------
law, written or printed notice stating the place, date and time of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty
(60) days before the date of the meeting, either personally or by first-class mail or other legally sufficient means, by or at the direction of the Chairman of the Board, President, or the persons calling the meeting, to each shareholder of record entitled to vote at such meeting. If the notice is mailed at least thirty (30) days before the date of the meeting, it may be done by a class of United States mail other than first class. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at the address appearing on the stock transfer books of the Corporation, with postage thereon prepaid. If a meeting is

                                        1
adjourned to another time and/or place, and if an announcement of the adjourned time and/or place is made at the meeting, it shall not be necessary to give notice of the adjourned meeting unless the Board of Directors,after adjournment, fixes a new record date for the adjourned meeting. Whenever any notice is required to be given to any shareholder, a waiver thereof in writing signed by the person or persons entitled to such notice, whether signed before, during or after the time of the meeting stated therein, and delivered to the Corporation for inclusion in the minutes or filing with the corporate records, shall constitute an effective waiver of such notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the shareholders need be specified in any written waiver of notice. Attendance of a person at a meeting shall constitute a waiver of (a) lack of or defective notice of such meeting, unless the person objects at the beginning to the holding of the meeting or the transacting of any business at the meeting, or (b) lack of or defective notice of a particular matter at a meeting that is not within the purpose or purposes described in the meeting notice, unless the person objects to considering such matter when it is presented.

     Section  6.  Business  and  Nominationsfor  Annual  and  Special Meetings.
                  -------------------------------------------------------------
Busines transacted at any special meeting shall be confined to the purposes stated in the notice thereof. At any annual meeting of shareholders, only such business shall be conducted as shall have been property brought before the meeting in accordance with the requirements and procedures set forth in the Articles of Incorporation. Only such persons who are nominated for election as directors of the Corporation in accordance with the requirements and procedures set forth in the Articles of Incorporation shall be eligible for election as directors of the Corporation.

     Section  7. Quorum.  Shares entitled to vote as a separate voting group may
                 ------
take action on a matter at a meeting only if a quorum of those shares exists with respect to that matter. Except as otherwise provided in the Articles of Incorporation or applicable law, shares representing a majority of the votes pertaining to outstanding shares which are entitled to be cast on the matter by the voting group constitute a quorum of that voting group for action on that matter. If less than a quorum of shares are represented at a meeting, the holders of a majority of the shares so represented may adjourn the meeting from time to time. After a quorum has been established at any shareholders' meeting, the subsequent withdrawal of shareholders, so as to reduce the number of shares entitled to vote at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting

                                        2

or any adjournment thereof Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting.

     Section  8. Voting Rights Per Share.  Each outstanding share, regardless of
                 -----------------------
class, shall be entitled to vote on each matter submitted to a vote at a meeting of shareholders, except to the extent that the voting rights of the shares of any class are limited or denied by or pursuant to the Articles of Incorporation or the Florida Business Corporation Act.

     Section  9.  Voting  of  Shares.  A  shareholder may vote at any meeting of
                  ------------------
shareholders of the Corporation, either in person or by proxy. Shares standing in the name of another corporation, domestic or foreign, may be voted by the officer, agent or proxy designated by the bylaws of such corporate shareholder or, in the absence of any applicable bylaw, by such person or persons as the board of directors of the corporate shareholder may designate. In the absence of any such designation, or, in case of conflicting designation by the corporate shareholder, the chairman of the board, the president, any vice president, the secretary and the treasurer of the corporate shareholder, in that order, shall be presumed to be fully authorized to vote such shares. Shares held by an administrator, executor, guardian, personal representative, or conservator may be voted by such person, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by such person, either in person or by proxy, but no trustee shall be entitled to vote shares held by such person without a transfer of such shares into his name or the name of his nominee. Shares held by or under the control of a receiver, a trustee in bankruptcy proceedings, or an assignee for the benefit of creditors may be voted by such person without the transfer thereof into his name. Lf shares stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary of the Corporation is given notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, then acts with respect to voting shall have the following effect: (a) if only one votes, in person or by proxy, his act binds all; (b) if more than one vote, in person or by proxy, the act of the majority so voting binds all; (c) if more than one vote, in person or by proxy, but the vote is evenly split on any particular matter, each faction is entitled to vote the share or shares in question proportionally; or (d) if the instrument or order so filed shows that any such tenancy is held in unequal interest, a majority or a vote evenly split for purposes hereof shall be a majority or a vote evenly split in interest. The principles of this paragraph shall apply, insofar as possible, to execution of proxies, waivers, consents, or objections and for the purpose of ascertaining the presence of a quorum.

     Section  10.  Proxies.  Anyshare  holder  of  the Corporation, other person
                   -------
entitled to vote on behalf of a shareholder pursuant to law, or attorney-in-fact for such persons may vote the shareholders shares in person or by proxy. Any shareholder of the Corporation may appoint a proxy to vote or otherwise act for such person by signing an appointment form, either personally or by his aftorney-in-fact. An executed telegram or cablegram appearing to have been transmitted by such person, or a photographic, photostatic, or equivalent reproduction of an appointment form, shall be deemed a sufficient appointment form. An appointment of a proxy is effective when received by the Secretary of the Corporation (the "Secretary") or such other officer or agent which is authorized to tabulate votes, and shall be valid for up to 1 1 months, unless a longer period is expressly provided in the appointment form. The death or incapacity of the shareholder appointing a proxy does not affect the night of the Corporation to accept the proxy's authority unless notice of the death or incapacity is received by the Secretary or other officer or agent authorized to tabulate votes before the proxy authority under the appointment is exercised. An appointment of a proxy is revocable by the shareholder unless the appointment form conspicuously states that it is irrevocable and the appointment is coupled with an interest.

     Section  11.Shareholder  List.  Afterfixing  a record date for a meeting of
                 -----------------
shareholders, the Corporationshallprepare an alphabetical list of the names of all its shareholders who are entitled to notice ofthe meeting, arranged by voting group with the address of, and the number and class and series,if any, of shares held by each. The shareholders'list must be available for inspection by any shareholder for a period of ten (10) days poor to the meeting or such shorter time as exists between the record date and the meeting and continuing through the meeting at the Corporation's principal office, at a place identified in the meeting notice in the city where the meeting will be held, or at the office of the Corporation's transfer agent or registrar. Any shareholder of the Corporation or such person's agent or attorney is entitled on wriften demand to inspect the shareholders' list (subjegt to the requirements of law), during regular business hours and at his expense, during the period it is available for inspection. The Corporation shall make the shareholders'list available at the meeting of shareholders, and any shareholder or agent or aftomey of such shareholder is entitled to inspect the list at any time du(ing the meeting or any adjournment. The shareholders'list is prima facie evidence of the identity of shareholders entitled to examine the shareholders' list or to vote at a meeting of shareholders.

     Section  12.  Action  Without Meeting.  Any action required or permitted by
                   -----------------------
law to be taken at a meeting of shareholders may be taken without a meeting or notice if a consent, or consents, in writing, setting forth the action so taken, shall be dated and signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all voting groups and shares entitled to vote thereon were present and voted with respect to the subject matter thereof, and such consent shall be delivered to the Corporation, within the period required by Section 607.0704 of the Flodda Business Corporation Act, by delivery to its principal office in the State of Florida, its principal place of business, the Secretary or another officer or agent of the Corporation having custody of the book in which proceedings of meetings of shareholder's are recorded. Within ten
(10) days after obtaining such authorization by written consent, notice must be given to those shareholders who have not consented in writing or who are not entitled to vote on the action, in accordance with the requirements of Section
607.0704  of  the  Florida  Business  Corporation  Act.

     Section  13.Fixing Record Date.  Forthe purpose of determining shareholders
                 ------------------
entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in orderto make a determination of shareholders for any other proper purposes, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than seventy
(70) days, and, in case of a meeting of shareholders, not less than ten (10) days, before the meeting or action requiring such determination of shareholders. If no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders or the determination of shareholders entitled to receive payment of a dividend, the date before the day on which the first notice of the meeting is mailed or the date on which the resolutions of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof, except where the Board of Directors fixes a new record date for the adjourned meeting.

     Section  14.  Inspectors  and Judges.  The Board of Directors in advance of
                   ----------------------
any meeting may, but need not, appoint one or more inspectors of election or judges of the vote, as the case may be, to act at the meeting or any adjournment thereof. If any inspector or inspectors, orjudge orjudges, are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors or judges. In case any person who may be appointed as an inspector or judge fails to appear or act, the vacancy may be filled by the Board of Directors in advance of the meeting, or at the meeting by the person presiding thereat. The inspectors or judges, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots and consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate votes, ballots and consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all shareholders. On request of the person presiding at the meeting, the inspector or inspectors orjudge orjudges, if any, shall make a report in writing of any challenge, question or matter determined by him or them, and execute a certificate of any fact found by him or them.

     Section  15.  Voting  for  Directors.  Unless  otherwise  provided  in  the
                   ----------------------
Articles of Incorporation, directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

                                  ARTICLE THREE
                                    DIRECTORS
                                    ---------

     Section  1. Number: Term: Election; Qualification.  The number of directors
                 -------------------------------------
of the Corporation shall be fixed from time to time, within the limits specified by the Articles of Incorporation, by resolution of the Board of Directors. Directors shall be elected in the manner and hold office for the term as prescribed in the Articles of Incorporation. Directors must be natural persons who are 18 years of age or older but need not be residents of the State of Florida, shareholders of the Corporation or citizens of the United States.



                                        5

     Section  2.  Resignation: Vacancies; Removal.  A director may resign at any
                  -----------------------
time by giving written notice to the Board of Directors or the Chairman of the Board. Such resignation shall take effect at the date of receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. In the event the notice of resignation specifies a later effective date, the Board of Directors may fill the pending vacancy (subject to the provisions of the Articles of Incorporation) before the effective date if they provide that the successor does not take office until the effective date. Director vacancies shall be filled, and directors may be removed, in the manner prescribed in the Corporation's Articles of Incorporation.

     Section  3.  Powers.  The  business and affairs of the Corporation shall be
                  ------
managed by the Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised and done by the shareholders.

          Section  4.Place  of  Meetings.  Meetings  of  the Board of Directors,
                     -------------------
regular  or  special, may be held either within or without the State of Florida.

         Section  5.Annual  Meetings.  Unless  scheduled for another time by the
                    ----------------
Board of Directors, the first meeting of each newly elected Board of Directors shall be held, without call or notice, immediately following each annual meeting of shareholders.

    Section 6. Regular Meetings.  Regular meetings of the Board of Directors may
               ----------------
also be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

          Section 7. Special Meetings and Notice.  Special meetings of the Board
                     ----------------------------
of Directors may be called by the President or Chairman of the Board and shall be called by the Secretary on the written request of any two directors. At least forty-eight (48) hours' prior written notice of the date, time and place of special meetings of the Board of Directors shall be given to each director. Except as required by law neither the business to be transacted at,nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting. Notices to directors shall be in writing and delivered to the directors at their addresses appeadng on the books of the Corporation by personal delivery, mail or other legally sufficient means. Subject to the provisions of the preceding sentence, notice to directors may also be given by telegram, teletype or other form of electronic communication. Notice by mail shall be deemed to be given at the time when the same shall be received. Whenever any notice is required to be given to any director, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before, during or after the meeting, shall constitute an effective waiver of such notice. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and a waiver of any and all objections to the place of the meeting, the time of the meeting and the manner in which it has been called or convened, except when a director states, at the beginning of the meeting or promptly upon arrival at the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

     Section  8.  Quorum and Required Vote.  A majority of the prescribed number
                  ------------------------
of directors determined as provided in the Articles of Incorporation shall constitute a quorum for the transaction of business and the act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless a greater number is required by the Articles of Incorporation. Whenever, for any reason, a vacancy occurs in the Board of Directors, a quorum shall consist of a majority of the remaining directors until the vacancy has been filled. If a quorum shall not be present at any meeting of the Board of Directors, a majority of the directors present thereat may adjourn the meeting to another time and place, without notice other than announcement at the time of adjournment. At such adjourned meeting at which a quorum shall be present, any business may be transacted that might have been transacted at the meeting as originally notified and called.

     Section  9.  Action Without Meeting. Any action required or permitted to be
                  ---------------------
taken at a meeting of the Board of Directors or committee thereof may be taken without a meeting if a consent in writing, setting forth the action taken, is signed by all of the members of the Board of Directors or the committee, as the case may be, and such consent shall have the same force and effect as a unanimous vote at a meeting. Action taken under this Section 9 is effective when the last director signs the consent, unless the consent specifies a different effective date. A consent signed under this Section 9 shall have the effect of a meeting vote and may be described as such in any document.

     Section  lO.  Conference  Telephone  or  Similar  Communications  Equipment
                   -------------------------------------------------------------
Meetings.  Directors and committee members may participate in and hold a meeting
     ---
by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in such a meeting shall constitute presence in person at the meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground the meeting is not lawfully called or convened.

     Section  11. Commitees.  The Board of Directors, by resolution adopted by a
                  ---------
majority of the whole Board of Directors, may designate from among its members an executive committee and one or more other committees, each of which, to the extent provided in such resolution, shall have and may exercise all of the authority of the Board of Directors in the business and affairs of the Corporation except where the action of the full Board of Directors is required by applicable law. Each committee must have two or more members who serve at the pleasure of the Board of Directors. The Board of Directors, by resolution adopted in accordance with this Article Three, may designate one or more directors as alternate members of any committee, who may act in the place and stead of any absent member or members at any meeting of such committee. Vacancies in the membership of a committee may be filled only by the Board of Directors at a regular or special meeting of the Board of Directors. The executive committee shall keep regular minutes of its proceedings and report the same to the Board of Directors when required. The designation of any such committee and the delegation thereto of authority shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed upon it or such member by law.


     Section  12.  Compensation  of  Directors.  The directors may be paid their
                   ---------------------------
expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Similarly, members of special or standing committees may be allowed compensation for attendance at committee meetings or a stated salary as a committee member and payment of expenses for attending committee meetings. Directors may receive such other compensation as may be approved by the Board of Directors.

                                  ARTICLE FOUR
                                    OFFICERS
                                    --------

     Section  1.  Positions.  The  officers  of the Corporation may consist of a
                  ---------
Chairman of the Board, a Chief Executive Officer, a President, one or more Vice Presidents (any one or more of whom may be given the additional designation of rank of Executive Vice President or Senior Vice President), a Secretary, a Chief Financial Officer and a Treasurer. Any two or more offices may be held by the same person. Officers other than the Chairman of the Board need not be members of the Board of Directors. The Chairman of the Board must be a member of the Board of Directors.

     Section 2. Election of Specified Officers bv Board.  The Board of Directors
                ---------------------------------------
at its first meeting after each annual meeting of shareholders shall elect a Chairman of the Board, a Chief Executive Officer, a President, one or more Vice Presidents (including any Senior or Executive Vice Presidents), a Secretary, a Chief Financial Officer and a Treasurer.

Section  3.Election  or  Appointment of Other Officers.  Such other officers and
           -------------------------------------------
assistant officers and agents as may be deemed necessary may be elected or appointed by the Board of Directors, or, unless otherwise specified herein, appointed by the Chairman of the Board. The Board of Directors shall be advised of appointments by the Chairman of the Board at or before the next scheduled Board of Directors meeting.

     Section  4.  Compensation.  The salaries, bonuses and other compensation of
                  ------------
the Chairman of the Board and all officers of the Corporation to be elected by the Board of Directors pursuant to Section 2 of this Article Four shall be fixed from time to time by the Board of Directors or pursuant to its direction. The salaries of all other elected or appointed officers of the Corporation shall be fixed from time to time by the Chairman of the Board or pursuant to his direction.

     Section  5.  Term;  Resignation:  Removal,  Vacancies.  The officers of the
                  ----------------------------------------
Corporation shall hold office until their successor's are chosen and qualified. Any officer or agent elected or appointed by the Board of Directors or the Chairman of the Board may be removed, with or without cause, by the Board of Directors, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officer or agent appointed by the Chairman of the Board pursuant to Section 3 of this Article Four may also be removed from such office or position by the Board of Directors or the Chairman of the Board, with or without cause. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise shall be filled by the Board of Directors, or, in the case of an officer appointed by the Chairman of the Board, by the Chairman of the Board or the Board of Directors. Any officer of the Corporation may resign from his respective office or position by delivering notice to the Corporation, and such resignation shall be effective without acceptance. Such resignation shall be effective when delivered unless the notice specifies a later effective date. If a resignation is made effective at a later date and the Corporation accepts the future effective date, the Board of Directors may fill the pending vacancy before the effective date if the Board provides that the successor does not take office until such effective date.

     Section  6. Chairman of the Board.  The Chairman of the Board shall preside
                 ---------------------
at all meetings of the shareholders and the Board of Directors. The Chairman of the Board shall also serve as the chairman of any executive committee.

     Section 7. Chief Executive Officer.  Subject to the control of the Board of
                -----------------------
Directors, the Chief Executive Officer, in conjunction with the President, shall have general and active management of the business of the Corporation, shall see that all orders and resolutions of the Board of Directors are carried into effect and shall have such powers and perform such duties as may be prescribed by the Board of Directors. In the absence of the

Chairman of the Board or in the event the Board of Directors shall not have designated a Chairman of the Board, the Chief Executive Officer shall preside at meetings of the shareholders and the Board of Directors. The Chief Executive Officer shall also serve as the vice-chairman of any executive committee.

     Section  8.  President.  Subject  to the control of the Board of Directors,
                  ---------
the President, in conjunction with the Chief Executive Officer, shall have general and active management of the business of the Corporation and shall have such powers and perform such duties as may be prescribed by the Board of Directors. In the absence of the Chairman of the Board and the Chief Executive Officer or in the event the Board of Directors shall not have designated a Chairman of the Board and a Chief Executive Officer shall not have been elected, the President shall preside at meetings of the shareholders and the Board of Directors. The President shall also serve as the vice-chairman of any executive committee.

     Section  9.  Vice  Presidents.  The  Vice Presidents, in the order of their
                  ----------------
seniority, unless otherwise determined bythe Board of Directors, shall, in the absence ordisability of the President and the Chief Executive Officer, perform the duties and exercise the powers of the President. They shall perform such other duties and have such other powers as the Board of Directors, the Chairman of the Board or the Chief Executive Officer shall prescribe or as the Presidentmayfromtimetotimedelegate.
ExecutiveVicePresidentsshalibeseniortoSenior Vice Presidents, and Senior Vice Presidents shall be senior to all other Vice Presidents.

     Section  10.  Secretary.  The  Secretary  shall  attend all meetings of the
                   ---------
shareholders and all meetings of the Board of Directors and record all the proceedings of the meetings of the shareholders and of the Board of Directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors and shall keep in safe custody the seal of the Corporation and, when authorized by the Board of Directors, affix the same to any instrument requiring it. The Secretary shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President.

     Section  11. Chief Financial Officer.  The Chief Financial Officer shall be
                  -----------------------
responsible for maintaining the financial integrity of the Corporation, shall prepare the financial plans for the Corporation and shall monitorthe financial performance of the Corporation and its subsidiaries, as well as performing such other duties as may be prescribed by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President.

     Section  12.  Treasurer.  The Treasurer shall have the custody of corporate
                   ---------
funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall renderto the Chairman of the Board and the Board of Director's at its regular meetings orwhen the Board of Directors so requires an account of all his transactions as Treasurer and of the financial condition of the Corporation. The Treasurer shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President.

     Section  13.  Other  Officers:  Employees and Agents.  Each and every other
                   --------------------------------------
officer, employee and agent of the Corporation shall possess, and may exercise, such power and authority, and shall perform such duties, as may from time to time be assigned to such person by the Board of Directors, the officer so appointing such person or such officer or officers who may from time to time be designated by the Board of Directors to exercise such supervisory authority.

                                  ARTICLE FIVE

                             CERTIFICATES FOR SHARES
                             -----------------------

          Section 1. Issue of Certificates.  The shares of the Corporation shall
                     ---------------------
be represented by certificates, provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Notwithstanding the adoption of such a resolution by the Board of Directors, every holder of stock represented by certificates (and upon request every holder of uncertificated shares) shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman of the Board or a Vice Chairman of the Board, or the Chief Executive Officer, President or Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, representing the number of shares registered in certificate form.

     Section  2.  Legends  for  Preferences  and  Restrictions on Transfer.  The
                  --------------------------------------------------------
designations, relative rights, preferences and limitations applicable to each class of shares and the variations in rights, preferences and limitations determined for each series within a class (and the authority of the Board of Directors to determine variations for future series) shall be summarized on the front or back of each certificate. Alternatively, each certificate may state conspicuously on its front or back that the Corporation will furnish the shareholder a full statement of this information on request and without charge. Every certificate representing shares that are restricted as to the sale, disposition, or transfer of such shares shall also indicate that such shares are restricted as to transfer, and there shall be set forth or faidy summarized upon the certificate, orthe certificate shall indicate that the Corporation will furnish to any shareholder upon request and without charge, a full statement of such restdgtions. If the Corporation issues any shares that are not registered under the Securities Act of 1933, as amended, or not registered or qualified under the applicable state securities laws, the transfer of any such shares shall be restricted substantially in accordance with the following legend:

THESE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR UNDER ANY APPLICABLE STATE LAW. THEY MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR PLEDGED WITHOUT (1) REGISTRATION UNDER THE SECURITIES ACT OF 1933 AND ANY APPLICABLE STATE LAW, OR (2) AT HOLDER'S EXPENSE, AN OPINION (SATISFACTORY TO THE CORPORATION) OF COUNSEL (SATISFACTORYTO THE CORPORATION) THAT REGISTRATION IS NOT REQUIRED."

          Section  3.  Facsimile  Signatures.  Any  and  all  signatures  on the
                       ---------------------
certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

          Section 4. Lost Certificates.  The Board of Directors may direct a new
                     -----------------
certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed.

     Section  5.  Transfer  of Shares.  Upon surrender to the Corporation or the
                  -------------------
transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

     Section  6.  Registered Shareholders.  The Corporation shall be entitled to
                  -----------------------
recognize the exclusive rights of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Florida.

     Section  7.  Redemption  of  Control  Shares.  As  provided  by the Florida
                  -------------------------------
Business Corporation Act, if a person acquiring control shares of the Corporation does not file an acquiring person statement with the Corporation, the Corporation may, at the discretion of the Board of Directors, redeem the control shares at the fair value thereof at any time during the 60-day period after the last acquisition of such control shares. If a person acquiring control shares of the Corporation files an acqu icing person statement with the Corporation, the control shares may be redeemed by the Corporation, at the discretion of the Board of Directors, only if such shares are not accorded full voting rights by the shareholders as provided by law.


                                   ARTICLE SIX

                               GENERAL PROVISIONS
                               ------------------

     Section  1.  Dividends.  The  Board  of  Directors  may  from  time to time
                  ---------
declare, and the Corporation may pay, dividends on its outstanding shares in cash, property, stock (including its own shares) or otherwise pursuant to law and subject to the provisions of the Articles of Incorporation.

     Section  2.  Reserves.  The  Board  of Directors may by resolution create a
                  ---------
reserve or reserves out of earned surplus for any proper purpose or purposes, and may abolish any such reserve in the same manner.

     Section  3.  Checks.  All  checks  or  demands  for  money and notes of the
                  ------
Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

     Section  4.  Fiscal  Year.  The fiscal year of the Corporation shall end on
                  ------------
December 31 of each year, unless otherwise fixed by resolution of the Board of Directors.

     Section  5.  Seal.  The  Board  of  Directors may adopt a corporate seal by
                  -----
resolution. The corporate seal, if adopted, shall have inscribed thereon the name and state of incorporation of the Corporation. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

     Section  6. Gender.  All words used in these Bylaws in the masculine gender
                 ------
shall  extend  to  and  shall  include  the  feminine  and  neutral  genders.


                                  ARTICLE SEVEN

                               AMENDMENT OF BYLAWS
                               -------------------

  Except as otherwise set forth herein, these Bylaws may be altered, amended or repealed or new Bylaws may be adopted at any meeting of the Board of Directors at which a
     quorum is present, by the affirmative vote of a majority of the directors present at such
                                    meeting.

                     PRESIDENT'S CERTIFICATE OF ADOPTION OF
                        THE BYLAWS OF THOR VENTURES CORP.

I  hereby  certify:

That I am the duly elected President of Thor Ventures Corp., a Florida corporation;
     That the foregoing Bylaws comprising thirteen (1 3) pages, constitute the Bylaws of said corporation as duly adopted by the Board of Directors of the Corporation on June 8th, 1998.
     IN WITNESS WHEREOF, I have hereunder signed my name this 8th day of June, 1998.

                               AMENDMENT OF BYLAWS


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